Exhibit 99.1

XPeng Reports First Quarter 2021 Unaudited Financial Results

•	Quarterly total revenues reached RMB2,950.9 million, a 616.1% increase year-over-year

•	Quarterly vehicle deliveries were 13,340 units

•	Quarterly gross margin reached 11.2%

GUANGZHOU, China, May 13, 2021 (BUSINESS WIRE) — XPeng Inc. (“XPeng” or the “Company”, NYSE: XPEV), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced its unaudited financial results for the first quarter ended March 31, 2021.

First Quarter 2021 Operational Highlights

•

Deliveries of vehicles reached 13,340 in the first quarter of 2021, representing an increase of 487.4% from 2,271 in the corresponding period of 2020 and an increase of 2.9% from 12,964 in the fourth quarter of 2020.

•	Among the total P7s delivered as of the quarter, 96% can support XPILOT 2.5 or XPILOT 3.0.

•	As of March 31, 2021, XPeng’s physical sales and service network consisted of a total of 178 stores and 61 service centers, covering 70 cities.

•	As of March 31, 2021, XPeng-branded super charging stations expanded to 172, covering 60 cities.

First Quarter 2021 Financial Highlights

•

Total revenues were RMB2,950.9 million (US$450.4 million) for the first quarter of 2021, representing an increase of 616.1% from RMB412.1 million for the same period of 2020 and an increase of 3.5% from RMB2,851.4 million for the fourth quarter of 2020.

•

Revenues from vehicle sales were RMB2,810.3 million (US$428.9 million) for the first quarter of 2021, representing an increase of 655.2% from RMB372.2 million for the same period of 2020, and an increase of 2.7% from RMB2,735.4 million for the fourth quarter of 2020.

•	Gross margin was 11.2% for the first quarter of 2021, compared with negative 4.8% for the same period of 2020 and 7.4% for the fourth quarter of 2020.

•

Vehicle margin, which is gross profit of vehicle sales as a percentage of revenues from vehicle sales, was 10.1% for the first quarter of 2021, compared to negative 5.3% for the same period of 2020 and 6.8% for the fourth quarter of 2020.

•

Net loss was RMB786.6 million (US$120.1 million) for the first quarter of 2021, compared with RMB649.8 million for the same period of 2020 and RMB787.4 million for the fourth quarter of 2020. Excluding share-based compensation expenses and fair value change on derivative liabilities related to the redemption right of preferred shares, non-GAAP net loss was RMB696.3 million (US$106.3 million) in the first quarter of 2021, compared with RMB644.8 million for the same period of 2020 and RMB712.6 million for the fourth quarter of 2020.

•

Net loss attributable to ordinary shareholders of XPeng Inc. was RMB786.6 million (US$120.1 million) for the first quarter of 2021, compared with RMB935.1 million for the same period of 2020 and RMB787.4 million in the fourth quarter of 2020. Excluding share-based compensation expenses, fair value change on derivative liabilities related to the redemption right of preferred shares and accretion on preferred shares to redemption value, non-GAAP net loss attributable to ordinary shareholders of XPeng Inc. was RMB696.3 million (US$106.3 million) for the first quarter of 2021, compared with RMB644.8 million for the same period of 2020 and RMB712.6 million for the fourth quarter of 2020.

•

Basic and diluted net loss per American depositary share (ADS) were both RMB0.99 (US$0.15) for the first quarter of 2021. Non-GAAP basic and diluted net loss per ADS were both RMB0.88 (US$0.13) for the first quarter of 2021. Each ADS represents two Class A ordinary shares.

•	Cash and cash equivalents, restricted cash, short-term deposits, short-term investments and long-term deposits were RMB36,201.0 million (US$5,525.4 million) as of March 31, 2021.

“The first quarter kicked off a great start to 2021 with a record-breaking vehicle deliveries notwithstanding seasonally slower demand for automobiles and the semiconductor shortage,” said Mr. He Xiaopeng, Chairman and CEO of XPeng. “Our strong momentum in the quarter was propelled by our industry-leading full-stack autonomous driving technology, solid differentiated product strategy and our vision to lead Smart EV development and transformation.

“Notably, since releasing OTA updates for XPILOT 3.0 in late January, we are now recognizing revenues from our proprietary XPILOT software. As we continue to grow with rapid technology iterations powered by our full-stack in-house R&D capabilities and strong closed-loop data capabilities, I believe that XPILOT’s software monetization will become recurring revenues as part of the revenues from our vehicle sales.

“Rapid software iterations also support our ability to continuously introduce new vehicle models featuring more powerful hardware. The debut of the P5, the world’s first mass-produced LiDAR-equipped Smart EV, underlines our mission to shape the mobility experience of the future.

“Looking ahead, we remain dedicated to our long-term strategic roadmap and technology innovations to fuel Smart EV transformation. Additionally, we will continue long-term investments in building out our sales, service and charging facilities, as well as our production and supply chain capabilities to support vigorous growth over the next few years,” Mr. He added.

“XPeng’s robust performance in the first quarter of 2021 demonstrates our strong capabilities to make differentiated Smart EVs that appeal to various needs of a large and growing customer base,” said Dr. Brian Gu, Vice Chairman and President of XPeng. “Thanks to our record-breaking deliveries in this quarter, our revenues reached RMB2,950.9 million in Q1, representing year-over-year growth of 616.1%. We also witnessed further improvement in our profitability. In particular, our gross margin continued the upward trend and reached 11.2% in the quarter.

“Additionally, the revenue realized from our proprietary software reflect that we are at the forefront of the industry in autonomous driving software subscription. Moreover, our sound financial condition and strong cash position enable us to better execute our growth strategies, cement competitive advantages and grasp enormous growth opportunities in the Smart EV sector,” Dr. Gu concluded.

Recent Developments

Deliveries in April 2021

Total Smart EV deliveries reached 5,147 units in April 2021, representing a 285.3% increase year-over-year. The April deliveries consisted of 2,995 P7s, XPeng’s smart sports sedan, and 2,152 G3s, XPeng’s compact smart SUV. As of April 30, 2021, year-to-date deliveries reached 18,487 units, representing a 412.5% increase year-over-year.

New Smart EV Manufacturing Base

On April 8, 2021, XPeng entered into a cooperation agreement with the City of Wuhan to develop and build the XPeng Motors Wuhan Smart EV Manufacturing Base (“Wuhan Base”).

Supported by the Wuhan government, XPeng will commence the construction of the new Wuhan Base, featuring manufacturing and powertrain plants as well as R&D facilities. With an annual capacity by 100,000 units, the Wuhan Base will further bolster XPeng’s ability to capture growing consumer demand for Smart EVs.

Expanding into China’s major auto manufacturing hub with strong local government support is another landmark in XPeng’s strategic development, and cements its leadership position in the Smart EV sector.

Debut of Third Production Model

In April 2021, XPeng debuted its third production model, the XPeng P5 smart sedan, which is the world’s first mass-produced Smart EV equipped with automotive-grade LiDAR technology. Powered by XPeng’s full-stack in-house developed autonomous driving technology – XPILOT and intelligent in-car operating system – Xmart OS, the P5 will provide users with market-leading Smart EV driving experience on the XPILOT 3.5 and the Xmart OS 3.0.

Forming New Strategic Partnership

On April 15, 2021, XPeng entered into a Memorandum of Understanding with Zhongsheng Group to establish a long-term strategic partnership to deliver both XPeng’s industry-leading Smart EV products and Zhongsheng’s high quality services to consumers, in order to further boost the Smart EV transformation in China.

First Quarter 2021 Unaudited Financial Results

Total revenues were RMB2,950.9 million (US$450.4 million) for the first quarter of 2021, representing an increase of 616.1% from RMB412.1 million for the same period of 2020 and an increase of 3.5% from RMB2,851.4 million for the fourth quarter of 2020.

Revenues from vehicle sales were RMB2,810.3 million (US$428.9 million) for the first quarter of 2021, representing an increase of 655.2% from RMB372.2 million for the same period of 2020 and an increase of 2.7% from RMB2,735.4 million for the fourth quarter of 2020. The year-over-year increase was mainly due to delivery of the P7, which started at the end of June 2020. The quarter-over-quarter increase was primarily attributable to the revenue recognition on XPILOT 3.0 software in the first quarter of 2021 since the functionality was delivered to an accumulated group of software purchasers, partially offset by the lower government subsidy for the new energy vehicle starting from January this year.

Revenues from services and others were RMB140.6 million (US$21.5 million) for the first quarter of 2021, representing an increase of 252.2% from RMB39.9 million for the same period of 2020 and an increase of 21.3% from RMB115.9 million for the fourth quarter of 2020. The year-over-year and the quarter-over-quarter increases were mainly attributed to higher sales of parts, accessories, and services in line with higher accumulated vehicle sales.

Cost of sales was RMB2,621.1 million (US$400.1 million) for the first quarter of 2021, representing an increase of 506.8% from RMB431.9 million for the same period of 2020, and a decrease of 0.7% from RMB2,640.8 million for the fourth quarter of 2020. The year-over-year increase was mainly due to the increase of vehicle deliveries as described above, while the quarter-over-quarter decrease was mainly due to favorable material cost reduction.

Gross margin was 11.2% for the first quarter of 2021, compared to negative 4.8% and 7.4% for the first quarter of 2020 and the fourth quarter of 2020, respectively.

Vehicle margin was 10.1% for the first quarter of 2021, compared to negative 5.3% for the same period of 2020 and 6.8% for the fourth quarter of 2020. The improvement was primarily attributable to material cost reduction and revenue recognition of XPILOT software sales.

Research and development expenses were RMB535.1 million (US$81.7 million) for the first quarter of 2021, representing an increase of 72.2% from RMB310.8 million for the same period of 2020 and an increase of 16.3% from RMB460.0 million for the fourth quarter of 2020. The year-over-year increase was mainly due to (i) the increase in employee compensation as a result of expanded research and development staff, (ii) higher expenses relating to the P5 development, and (iii) share-based compensation expenses recognized in the first quarter of 2021. The quarter-over-quarter increase was mainly due to (i) the increase in employee compensation in line with increasing engineering staff, and (ii) higher expenses relating to the development of the P5.

Selling, general and administrative expenses were RMB720.8 million (US$110.0 million) for the first quarter of 2021, representing an increase of 124.0% from RMB321.8 million for the same period of 2020 and a decrease of 21.5% from RMB917.9 million for the fourth quarter of 2020. The year-over-year increase was mainly due to (i) higher marketing, promotional and advertising expenses to support vehicle sales, (ii) the expansion of our sales network and associated personnel cost, lease expenses for sales and service stores, and commission for the franchised stores, and (iii) share-based compensation expenses recognized in the first quarter of 2021. The quarter-over-quarter decrease was mainly due to lower marketing, promotional and advertising expenses compared with peak sales season in the fourth quarter.

Loss from operations was RMB903.9 million (US$138.0 million) for the first quarter of 2021, compared with RMB649.3 million for the same period of 2020 and RMB1,121.2 million for the fourth quarter of 2020.

Non-GAAP loss from operations, which excludes share-based compensation expenses, was RMB813.7 million (US$124.2 million) in the first quarter of 2021, compared with RMB649.3 million for the same period of 2020 and RMB1,046.4 million for the fourth quarter of 2020.

Net loss was RMB786.6 million (US$120.1 million) for the first quarter of 2021, compared with RMB649.8 million for the same period of 2020 and RMB787.4 million for the fourth quarter of 2020.

Non-GAAP net loss, which excludes share-based compensation expenses and fair value change on derivative liabilities related to the redemption right of preferred shares, was RMB696.3 million (US$106.3 million) for the first quarter of 2021, compared with RMB644.8 million for the same period of 2020 and RMB712.6 million for the fourth quarter of 2020.

Net loss attributable to ordinary shareholders of XPeng Inc. was RMB786.6 million (US$120.1 million) for the first quarter of 2021, compared with RMB935.1 million for the same period of 2020 and RMB787.4 million in the fourth quarter of 2020.

Non-GAAP net loss attributable to ordinary shareholders of XPeng Inc., which excludes share-based compensation expenses, fair value change on derivative liabilities related to the redemption right of preferred shares and accretion on preferred shares to redemption value, was RMB696.3 million (US$106.3 million) for the first quarter of 2021, compared with RMB644.8 million for the same period of 2020 and RMB712.6 million for the fourth quarter of 2020.

Basic and diluted net loss per ADS were both RMB0.99 (US$0.15) for the first quarter of 2021, compared to RMB5.16 for the first quarter of 2020 and RMB1.05 for the fourth quarter of 2020.

Non-GAAP basic and diluted net loss per ADS were both RMB0.88 (US$0.13) for the first quarter of 2021, compared to RMB3.56 for the first quarter of 2020 and RMB0.95 for the fourth quarter of 2020.

Balance Sheets

As of March 31, 2021, the Company had cash and cash equivalents, restricted cash, short-term deposits, short-term investments and long-term deposits of RMB36,201.0 million (US$5,525.4 million), compared to RMB35,342.1 million as of December 31, 2020.

Business Outlook

For the second quarter of 2021, the Company expects:

•	Deliveries of vehicles to be between 15,500 and 16,000 vehicles, representing a year-over-year increase of approximately 380.2% to 395.7%.

•	Total revenues to be between RMB3.4 billion and RMB3.5 billion, representing a year-over-year increase of approximately 475.5% to 492.4%.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on May 13, 2021 (8:00 PM Beijing/Hong Kong time on May 13, 2021).

Dial-in details for the earnings conference call are as follows:

United States:	+1-833-350-1333
United Kingdom	+44-203-547-8612
International:	+1-236-389-2427
Hong Kong, China:	+852-3012-6671
Mainland China:	400-820-9391
Conference ID:	7159369

Participants should dial-in at least 5 minutes before the scheduled start time to be connected to the call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.xiaopeng.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the call until May 20, 2021, by dialing the following telephone numbers:

United States:	+1-800-585-8367
International:	+1-416-621-4642
Replay Access Code:	7159369

About XPeng Inc.

XPeng Inc. is a leading Chinese smart electric vehicle company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers in China. Its mission is to drive Smart EV transformation with technology and data, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPeng develops in-house its full-stack autonomous driving technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrification/electronic architecture. XPeng is headquartered in Guangzhou, China, with offices in Beijing, Shanghai, Silicon Valley, and San Diego in the U.S. The Company’s Smart EVs are manufactured at plants in Zhaoqing and Zhengzhou, located in Guangdong and Henan provinces, respectively. For more information, please visit https://en.xiaopeng.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, non-GAAP basic loss per weighted average number of ordinary shares and non-GAAP basic loss per ADS, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses, fair value change on derivative liabilities related to the redemption right of preferred shares and/or accretion on preferred shares to redemption value, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB6.5518 to US$1.00, the exchange rate on March 31, 2021 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPeng’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPeng’s goal and strategies; XPeng’s expansion plans; XPeng’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPeng’s expectations regarding demand for, and market acceptance of, its products and services; XPeng’s expectations regarding its relationships with customers, contract manufacturer, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPeng’s filings with the SEC. All information provided in this press release is as of the date of this press release, and XPeng does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts:

For Investor Enquiries

IR Department

XPeng Inc.

E-mail: ir@xiaopeng.com

Jenny Cai

The Piacente Group

Tel: +1-212-481-2050 or +86-10-6508-0677

E-mail: xpeng@tpg-ir.com

For Media Enquiries

Marie Cheung

XPeng Inc.

Tel: +852 9750 5170 / +86 1550 7577 546

E-mail: mariecheung@xiaopeng.com

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of
	31 December, 2020	31 March, 2021	31 March, 2021
	(audited)	(unaudited)	(unaudited)
	RMB	RMB	USD
Assets
Current assets:
Cash and cash equivalents	29,209,388	31,061,085	4,740,848
Restricted cash	2,332,145	1,779,251	271,567
Short-term deposits	979,897	988,711	150,907
Short-term investments	2,820,711	1,468,158	224,085
Derivative assets	105,183	—	—
Accounts receivable, net	1,128,892	1,374,655	209,813
Current portion of finance lease receivables, net	156,069	253,951	38,760
Inventory	1,343,025	1,933,180	295,061
Amounts due from related parties	682	588	90
Prepayments and other current assets	1,603,286	1,788,035	272,908

Total current assets	39,679,278	40,647,614	6,204,039

Non-current assets:
Property, plant and equipment, net	3,081,502	3,174,344	484,500
Right-of-use assets	461,184	662,268	101,082
Intangible assets, net	607,781	604,006	92,189
Land use rights, net	249,934	382,307	58,351
Finance lease receivables, net	397,467	684,053	104,407
Long-term deposits	—	903,781	137,944
Other non-current assets	228,633	86,805	13,249
Long-term investments	1,000	25,551	3,900

Total non-current assets	5,027,501	6,523,115	995,622

Total assets	44,706,779	47,170,729	7,199,661

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of
	31 December, 2020	31 March, 2021	31 March, 2021
	(audited)	(unaudited)	(unaudited)
	RMB	RMB	USD
Liabilities
Current liabilities
Short-term borrowings	127,900	7,900	1,206
Accounts and notes payable	5,111,745	5,897,486	900,132
Amount due to a related party	12,062	13,829	2,111
Current portion of lease liabilities	119,565	172,481	26,326
Current portion of deferred revenue	163,617	126,552	19,316
Current portion of long-term borrowings	45,000	—	—
Accruals and other liabilities	2,256,165	2,838,829	433,290
Income taxes payable	1,209	—	—
Derivative liabilities	—	8,798	1,343

Total current liabilities	7,837,263	9,065,875	1,383,724

Non-current liabilities
Long-term borrowings	1,645,000	1,600,000	244,208
Lease liabilities	352,501	490,560	74,874
Deferred revenue	144,767	206,924	31,583
Other non-current liabilities	297,439	1,972,754	301,101

Total non-current liabilities	2,439,707	4,270,238	651,766

Total liabilities	10,276,970	13,336,113	2,035,490

Shareholder’s equity
Class A Ordinary shares	63	66	10
Class B Ordinary shares	26	26	4
Class C Ordinary shares	12	12	2
Additional paid in capital	46,482,512	46,572,785	7,108,395
Accumulated other comprehensive loss	(730,381)	(629,289)	(96,048)
Accumulated deficit	(11,322,423)	(12,108,984)	(1,848,192)

Total shareholders’ equity	34,429,809	33,834,616	5,164,171

Noncontrolling interests	—	—	—

Total shareholders’ equity	34,429,809	33,834,616	5,164,171

Total liabilities and shareholders’ equity	44,706,779	47,170,729	7,199,661

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(All amounts in thousands, except for share and per share data)

	Three Months Ended
	March 31, 2020	December 31, 2020	March 31, 2021	March 31, 2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	RMB	USD
Revenues
-Vehicle sales	372,151	2,735,444	2,810,347	428,943
-Services and others	39,918	115,908	140,579	21,457

Total revenues	412,069	2,851,352	2,950,926	450,400

Cost of sales
-Vehicle sales	(391,736)	(2,550,587)	(2,525,808)	(385,514)
-Services and others	(40,206)	(90,201)	(95,277)	(14,542)

Total cost of sales	(431,942)	(2,640,788)	(2,621,085)	(400,056)

Gross (loss)/profit	(19,873)	210,564	329,841	50,344

Operating expenses
Research and development expenses	(310,782)	(459,955)	(535,114)	(81,674)
Selling, general and administrative expenses	(321,825)	(917,883)	(720,821)	(110,019)

Total operating expenses	(632,607)	(1,377,838)	(1,255,935)	(191,693)

Other income	3,197	46,097	22,161	3,382
Loss from operations	(649,283)	(1,121,177)	(903,933)	(137,967)

Interest income	10,658	88,867	135,102	20,621
Interest expense	(8,278)	(2,571)	(1,142)	(174)
Fair value (loss)/gain on derivative liabilities	(4,968)	123,374	(1,808)	(276)
Other non-operating income/(loss), net	2,110	125,303	(14,780)	(2,256)

Loss before income taxes	(649,761)	(786,204)	(786,561)	(120,052)
Income tax expenses	—	(1,217)	—	—

Net loss	(649,761)	(787,421)	(786,561)	(120,052)

Accretion on Preferred Shares to redemption value	(285,293)	—	—	—

Net loss attributable to ordinary shareholders of XPeng Inc.	(935,054)	(787,421)	(786,561)	(120,052)

Net loss	(649,761)	(787,421)	(786,561)	(120,052)
Other comprehensive loss
Foreign currency translation adjustment, net of nil tax	(11,976)	(565,814)	101,092	15,430
Total other comprehensive loss	(11,976)	(565,814)	101,092	15,430

Total comprehensive loss	(661,737)	(1,353,235)	(685,469)	(104,622)

Accretion on Preferred Shares to redemption value	(285,293)	—	—	—

Comprehensive loss attributable to ordinary shareholders of XPeng Inc.	(947,030)	(1,353,235)	(685,469)	(104,622)

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(All amounts in thousands, except for share and per share data)

	Three Months Ended
	March 31, 2020	December 31, 2020	March 31, 2021	March 31, 2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	RMB	USD
Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	362,747,375	1,495,225,306	1,586,718,206	1,586,718,206
Net loss per share attributable to ordinary shareholders
Basic and diluted	(2.58)	(0.53)	(0.50)	(0.08)
Weighted average number of ADS used in computing net loss per share
Basic and diluted	181,373,688	747,612,653	793,359,103	793,359,103
Net loss per ADS attributable to ordinary shareholders
Basic and diluted	(5.16)	(1.05)	(0.99)	(0.15)

XPENG INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share and per share data)

	Three Months Ended
	March 31, 2020	December 31, 2020	March 31, 2021	March 31, 2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	RMB	USD
Loss from operations	(649,283)	(1,121,177)	(903,933)	(137,967)
Share-based compensation expenses	—	74,807	90,276	13,779

Non-GAAP loss from operations	(649,283)	(1,046,370)	(813,657)	(124,188)

Net loss	(649,761)	(787,421)	(786,561)	(120,052)
Fair value gain of convertible redeemable preferred shares	4,968	—	—	—
Share-based compensation expenses	—	74,807	90,276	13,779

Non-GAAP net (loss)/Gain	(644,793)	(712,614)	(696,285)	(106,273)

Net loss attributable to ordinary shareholders	(935,054)	(787,421)	(786,561)	(120,052)
Fair value gain of convertible redeemable preferred shares	4,968	—	—	—
Share-based compensation expenses	—	74,807	90,276	13,779
Accretion on Preferred Shares to redemption value	285,293	—	—	—

Non-GAAP net loss attributable to ordinary shareholders of XPeng Inc.	(644,793)	(712,614)	(696,285)	(106,273)

Weighted average number of ordinary shares used in calculating Non-GAAP net loss per share
Basic and diluted	362,747,375	1,495,225,306	1,586,718,206	1,586,718,206
Non-GAAP net loss per ordinary share
Basic and diluted	(1.78)	(0.48)	(0.44)	(0.07)
Weighted average number of ADS used in calculating Non-GAAP net loss per share
Basic and diluted	181,373,688	747,612,653	793,359,103	793,359,103
Non-GAAP net loss per ADS
Basic and diluted	(3.56)	(0.95)	(0.88)	(0.13)